Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated December 6, 2022, except Note 1 for which the date is January 6, 2023 in Amendment No.2 to the Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333-268691) with respect to the consolidated balance sheets of Ohmyhome Limited and its subsidiaries (collectively the “Company”) as of December 31, 2020 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows in each of the two-year period ended December 31, 2021, and the related notes included herein.

We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

San Mateo, California	WWC, P.C.
January 24, 2023	Certified Public Accountants
PCAOB ID: 1171